Exhibit 14.1

Consent of Independent Registered
Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-147001 and Form S-8 No. 333-129136) of Double Hull Tankers, Inc. and in the related Prospectus of our reports dated March 10, 2008, with respect to the consolidated financial statements of Double Hull Tankers, Inc. and the effectiveness of internal control over financial reporting of Double Hull Tankers, Inc. and our report dated March 31, 2006 with respect to the predecessor combined carve-out financial statements of OSG Crude, all included in this Annual Report of Double Hull Tankers, Inc. for the year ended December 31, 2007.

/s/ Ernst & Young LLP

New York, New York March 10, 2008